

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 15, 2018

Via E-mail
Merle Ferguson
President
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

> **Re:** **BioForce Nanosciences Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed April 25, 2018**
> **File No. 000-51074**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2018 letter.

Business, page 3

1.   We note your response to prior comment 2. Please expand the disclosure on page 4 about "similar competing products" to disclose, if true, that your supplier directly sells a product that competes with your product.

Biography, page 17

2.   We note your response to prior comment 8. Tell us the size of the operations that you disclose your officers supervise, if the disclosed entity does not file periodic reports with the Commission. It remains unclear whether additional disclosure is required in your Form 10 to comply with the last sentence of Regulation S-K Item 401(e)(1).

3.   Please address the last sentence of comment 10 which sought disclosure of Susan Donohue's roles with the entities that you identify in your officers' biographies in this section.

Audit Report, page 23

4.   Please have your auditors revise their report to include the title "Report of Independent Registered Public Accounting Firm." Please refer to PCAOB Auditing Standard 3101.06.

        You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                            Sincerely,

                                            /s/ Russell Mancuso

                                            Russell Mancuso
                                            Branch Chief
                                            Office of Electronics and Machinery

cc: Richard W. Jones, Esq.